SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   FORM 11 - K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1997

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


                 For the transition period from.......to.......


                          Commission file number 1-1228




                  Employee Investment Plan of Stone & Webster,
                   Incorporated and Participating Subsidiaries
                            (Full title of the Plan)




                          Stone & Webster, Incorporated
                 245 Summer Street, Boston, Massachusetts 02210
                                 (617) 589-5111
             (Name of issuer of the securities held pursuant to the
             Plan and the address of its principal executive office)

                              REQUIRED INFORMATION


The Statements of Net Assets Available for Benefits With Fund Information of the Plan as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Benefits With Fund Information, and supplemental schedules for the year ended December 31, 1997, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                  INCORPORATED AND PARTICIPATING SUBSIDIARIES



                  By  /s/  PETER F. DURNING
                      -----------------------------------------
                      Peter F. Durning
                      Secretary of the Committee under the Plan


     Date:  June 26, 1998

                            EMPLOYEE INVESTMENT PLAN
                         of STONE & WEBSTER, INCORPORATED
                         and PARTICIPATING SUBSIDIARIES

                          INDEX OF FINANCIAL STATEMENTS
                           and SUPPLEMENTAL SCHEDULES


                                                                         Pages

Report of Independent Accountants                                          4

Financial Statements:
  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1997                               5

  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1996                               6

  Statement of Changes in Net Assets Available for Benefits
    With Fund Information for the Year Ended December 31, 1997            7-8

  Notes to Financial Statements                                           9-13

Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes at
    December 31, 1997 (Form 5500, Line 27a)                               14

  Schedule of Reportable Transactions for the Year Ended
    December 31, 1997 (Form 5500, Line 27d)                               15

  Schedule of Nonexempt Transactions for the Year Ended
    December 31, 1997 (Form 5500, Line 27e)                               16

Exhibits:
  Exhibit 1
    Consent Of Independent Accountants                                    17

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    ________

To the Committee under the
Employee Investment Plan of Stone & Webster,
Incorporated and Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits with fund information of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/     COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
June 10, 1998

                                         EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                       AND PARTICIPATING SUBSIDIARIES

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                              December 31, 1997
                                                   (All dollar amounts are in thousands.)

                                                                                                              Non-
                                                                                                              Participant-
                                                         Participant-Directed                                 Directed
                           ---------------------------------------------------------------------------------  ------------
                                             Stone &  Putnam                        The      The
                           Stone &           Webster  OTC &     Putnam              George   Putnam
                           Webster  Putnam   Stable   Emerging  S&P 500  Putnam     Putnam   Global           Stone &
                           Stock    Voyager  Value    Growth    Index    Investors  Fund of  Growth  Loans    Webster
                           Fund     Fund     Fund     Fund      Fund     Fund       Boston   Fund    Account  Stock Fund    Total
                           -------  -------  -------  --------  -------  ---------  -------  ------  -------  -----------   --------
Assets:
Investments, at fair value:
 Stone & Webster,
  Incorporated Common
  Stock (1,485,209
  shares, cost $42,010)    $23,513        -        -        -        -         -          -       -       -   $46,106       $ 69,619
 Shares of registered
  investment companies:
   Putnam Voyager Fund
    (4,809,717 shares,
    cost $79,193)                -  $92,779        -        -        -         -          -       -       -         -         92,779
   Putnam OTC & Emerging
    Growth Fund (4,371,958
    shares, cost $64,300)        -        -        -  $70,782        -         -          -       -       -         -         70,782
   Putnam Investors Fund
    (1,156,353 shares,
    cost $12,885)                -        -        -        -        -   $13,037          -       -       -         -         13,037
   The George Putnam Fund
    of Boston (862,411
    shares, cost $15,483)        -        -        -        -        -         -    $15,571       -       -         -         15,571
   The Putnam Global
    Growth Fund (542,986
    shares, cost $6,454)         -        -        -        -        -         -          -  $5,484       -         -          5,484
 Shares of collective
  investment trusts:
   Putnam S&P 500 Index
    Fund (437,082 shares,
    cost $8,981)                 -        -        -        -   $9,865         -          -       -       -         -          9,865
 Money market funds:
   Short Term Investment
    Fund                         -        -    6,077        -        -         -          -       -       -         -          6,077
   Daily Liquidity Fund          6        -        -        -        -         -          -       -       -        14             20
 Guaranteed investment
  contracts (cost
   $69,768) (Note 4)             -        -  $69,768        -        -         -          -       -       -         -         69,768
 Loans Receivable                -        -        -        -        -         -          -       -  $5,670         -          5,670
Receivables:
 Participants'
  contributions                  1        -        -        -        -         -          -       -       -         -              1
 Interfund receivable
  (payable)                      -        -        -        -        -         -          -       -       -         -              -
Due from Broker for
 securities sold                22        -      238        -        -         -          -       -       -         -            260
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Total assets                23,542   92,779   76,083   70,782    9,865    13,037     15,571   5,484   5,670    46,120        358,933
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Liabilities:
 Due to broker for
  securities purchased          11        -        -        -        -        40         39       -       -         -             90
 Administrative expenses
  payable                        -        -       42        -        -         -          -       -       -         -             42
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Total liabilities               11        -       42        -        -        40         39       -       -         -            132
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------

Net assets available for
 benefits                  $23,531  $92,779  $76,041  $70,782   $9,865   $12,997    $15,532  $5,484  $5,670   $46,120       $358,801
                           =======  =======  =======  =======   ======   =======    =======  ======  ======   =======       ========

                              The accompanying notes are an integral part of these financial statements.

                                         EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                       AND PARTICIPATING SUBSIDIARIES

                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                         Year Ended December 31, 1996
                                                   (All dollar amounts are in thousands.)

                                                                                                             Non-
                                                                                                             Participant-
                                                                Participant-Directed                         Directed
                                            --------------------------------------------------------------   ------------
                                            Stone &                Short      Value     Assured              Stone &
                                            Webster     Equity     Term       Equity    Interest   Loans     Webster
                                            Stock Fund  Fund       Fund       Fund      Fund       Account   Stock Fund     Total
                                            ----------  -------    -------    -------   --------   -------   ----------     --------

Assets:
Investments at Fair Value (Note 2):
  Stone & Webster, Incorporated Common
    Stock (1,597,420 shares, cost $43,253)  $17,973           -          -          -         -         -    $32,346        $ 50,319
  Participation in The Chase Manhattan
    Bank, N.A. pooled trust funds for
    employee benefit plans:
    Temporary Investment Fund (cost $460)       164           -          -          -         -         -        296             460
    UBS Temporary Investment Fund
      (cost $95,904)                              -     $82,454    $13,450          -         -         -          -          95,904
    Domestic Liquidity Fund (cost $8,303)         -           -          -          -    $8,303         -          -           8,303
  Putnam OTC & Emerging Growth Fund
    (cost $80,546)                                -           -          -    $80,198         -         -          -          80,198
  Guaranteed Investment Contracts
    (cost $63,090) (Note 4)                       -           -          -          -    63,090         -          -          63,090
  Loans Receivable (Note 1)                       -           -          -          -         -    $4,920          -           4,920
Cash                                              -          11          -         42         1         -          -              54
Contributions Receivables:
  Employees                                       7          49          -         46        36         -          -             138
  Employer                                        -           -          -          -         -         -          6               6
Dividends Receivable                              -          44          -         12         -         -          -              56
Interest Receivable                               -           -          -          -       336         -          -             336
Interfund Receivable (Payable)                   67         306          -        184      (632)       75          -               -
Other Receivables (Note 6)                      270       1,187          -        730         -         -         10           2,197
                                            -------     -------    -------    -------   -------    ------    -------        --------

    Net Assets Available for Benefits       $18,481     $84,051    $13,450    $81,212   $71,134    $4,995    $32,658        $305,981
                                            =======     =======    =======    =======   =======    ======    =======        ========

                           The accompanying notes are an integral part of these Financial Statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1997
                     (All dollar amounts are in thousands.)


                                                                            Participant-Directed
                                ----------------------------------------------------------------------------------------------------
                                                                                            Stone &               Putnam
                                                                                            Webster               OTC &      Putnam
                                Stone &                  Putnam    Short        Assured     Stable     Value      Emerging   S&P 500
                                Webster      Equity      Voyager   Term         Interest    Value      Equity     Growth     Index
                                Stock Fund   Fund        Fund      Fund         Fund        Fund       Fund       Fund       Fund
                                ----------   ---------   -------   ---------    --------    -------    --------   --------   -------
Additions:
 Investment income
  Net appreciation
   (depreciation) in fair
   value of investments         $10,642             -    $17,824          -            -    $ 1,345           -   $ 7,946    $1,180
  Interest                                                     4          -            -         18           -        17         -
  Dividends                         404             -      5,535          -            -      4,924           -        94         -
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
                                 11,046             -     23,363          -            -      6,287           -     8,057     1,180
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
 Contributions:
  Participants' (Note 1)          1,101             -      5,943          -            -      2,780           -     5,200     1,486
  Employer's (Note 1)                 -             -          -          -            -          -           -         -         -
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
                                  1,101             -      5,943          -            -      2,780           -     5,200     1,486
                                -------      --------    -------   --------     --------    -------    --------   -------    ------

    Total additions              12,147             -     29,306          -            -      9,067           -    13,257     2,666
                                -------      --------    -------   --------     --------    -------    --------   -------    ------

Deductions:
 Benefits paid to
  participants                    2,644             -      9,447          -            -     12,453           -     7,202       869
 Administrative expenses              -             -          -          -            -         44           -         -         -
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
    Total deductions              2,644             -      9,447          -            -     12,497           -     7,202       869
                                -------      --------    -------   --------     --------    -------    --------   -------    ------

Net increase prior to
 interfund transfers              9,503             -     19,859          -            -     (3,430)          -     6,055     1,797
Interfund transfers              (4,453)     $(84,051)    72,920   $(13,450)    $(71,134)    79,471    $(81,212)   64,727     8,068
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
  Net increase (decrease)         5,050       (84,051)    92,779    (13,450)     (71,134)    76,041     (81,212)   70,782     9,865

Net assets available for
 benefits:
  Beginning of year              18,481        84,051          -     13,450       71,134          -      81,212         -         -
                                -------      --------    -------   --------     --------    -------    --------   -------    ------
  End of year                   $23,531      $      -    $92,779   $      -     $      -    $76,041    $      -   $70,782    $9,865
                                =======      ========    =======   ========     ========    =======    ========   =======    ======

                              The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (CONTINUED)

                          Year Ended December 31, 1997
                     (All dollar amounts are in thousands.)

                                                                            Non-
                                                                            Participant-
                                           Participant-Directed             Directed
                                -----------------------------------------   ------------
                                            The        The
                                            George     Putnam
                                Putnam      Putnam     Global               Stone &
                                Investors   Fund of    Growth    Loans      Webster
                                Fund        Boston     Fund      Account    Stock Fund     Total
                                ---------   --------   -------   --------   -----------    --------
Additions:
 Investment income
  Net appreciation in fair
   value of investments         $   355     $   116    $ (933)        -     $13,970        $ 52,445
  Interest                            -           -         -    $  377           -             416
  Dividends                       1,121       1,113       980         -         536          14,707
                                -------     -------    ------    ------     -------        --------
                                  1,476       1,229        47       377      14,506          67,568
                                -------     -------    ------    ------     -------        --------
Contributions:
 Participants' (Note 1)           1,556       1,513     1,140         -           -          20,719
 Employer's (Note 1)                  -           -         -         -       2,461           2,461
                                -------     -------    ------    ------     -------        --------
                                  1,556       1,513     1,140         -       2,461          23,180
                                -------     -------    ------    ------     -------        --------
    Total additions               3,032       2,742     1,187       377      16,967          90,748
                                -------     -------    ------    ------     -------        --------

Deductions:
 Benefits paid to
  participants                      564         740       173       287       3,505          37,884
 Administrative expenses              -           -         -         -           -              44
                                -------     -------    ------    ------     -------        --------
    Total deductions                564         740       173       287       3,505          37,928
                                -------     -------    ------    ------     -------        --------

Net increase prior to
 interfund transfers              2,468       2,002     1,014        90      13,462          52,820
Interfund transfers              10,529      13,530     4,470       585           -               -
                                -------     -------    ------    ------     -------        --------
  Net increase (decrease)        12,997      15,532     5,484       675      13,462          52,820

Net assets available for
 benefits:
  Beginning of year                   -           -         -     4,995      32,658         305,981
                                -------     -------    ------    ------     -------        --------
  End of year                   $12,997     $15,532    $5,484    $5,670     $46,120        $358,801
                                =======     =======    ======    ======     =======        ========

   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED

                         AND PARTICIPATING SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     (All dollar amounts are in thousands.)

(1)  Plan Description:

General:

The following description of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Board of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time. As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan").

The Plan is a voluntary defined contribution plan covering eligible employees of the Participating Companies. Employees are eligible to participate on the first day of the calendar year subsequent to their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the common stock of the Company, thereby strengthening their interest in its progress and
(3) to attract and retain capable personnel. There were approximately 3,200 and 3,000 employee participants at December 31, 1997 and 1996, respectively.

The Plan is administered through the trustee and by a committee consisting of directors of the Company, a majority of whom are outside directors (the "Committee"). During 1996, the trustee under the Plan was The Chase Manhattan Bank, N.A., Chase MetroTech Center, Brooklyn, New York 11245 ("Chase"). Effective January 1, 1997, the trustee under the Plan became Putnam Fiduciary Trust Company ("Putnam"), Putnam Place, 859 Willard Street, Quincy, Massachusetts 02269. Putnam serves as the single provider of trusteeship, investment management, recordkeeping and other related services for the Plan. As a result of this transfer of responsibilities, Plan assets totaling $298,720 were transferred from Chase to Putnam on January 2, 1997. Of this amount, $50,779 was transferred to the Stone & Webster Stock Fund, $82,509 was transferred to the Putnam Voyager Fund, $80,252 was transferred to the Putnam OTC & Emerging Growth Fund, and $85,180 was transferred to the Stone & Webster Stable Value Fund.

Contributions:

Contributions are held by the trustee and accumulated in separate participant accounts. Participants may have contributed on his or her behalf an amount equal to up to 15% of compensation received from a Participating Company for qualified employment, including payments made under any established plan providing for incentive compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under
Section 401(k) of the Internal Revenue Code ("IRC") or may contribute the same as an after-tax investment contribution under Section 401(a) of the IRC. The total of before-tax and after-tax contributions may not exceed 15%. All participant contributions are made by payroll deduction. A participant may modify his or her before-tax and after-tax contributions, including suspension of contributions, as of the first day of any month.

The aggregate before-tax investment contributions and aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the IRC. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions. Under the IRC, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

Concurrent with the payment to the trustee of the contribution made by or on behalf of the participant, a Participating Company will voluntarily pay to the trustee for such participant's company accounts an amount equal to 25% of the first 5% of the compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of the calendar year to the trustee for the Company accounts of each then active member.

Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Employer contributions reflect a reduction of $119 for the year ended December 31, 1997 for forfeitures as described in Article IV of the Plan.

Vesting:

Plan earnings and losses are allocated to participant accounts relative to the participant's account balance in each respective fund.

Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions on the next 4% of employee investments vest upon completion of five years of service, or, earlier upon death, disability or attainment of age 65.

Investment Options:

There are eight investment funds established pursuant to the Plan as of December 31, 1997 (five investment funds as of December 31, 1996): (1) Stone & Webster Stock Fund (4,082 participant accounts), invested by the trustee solely in common stock of the Company; (2) the Putnam Voyager Fund (3,142 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of small to medium-sized companies with the potential for above-average sales and earnings growth and larger, well-established companies that show near-term growth potential; (3) the Stone & Webster Stable Value Fund (2,525 participant accounts), invested primarily in a portfolio consisting of guaranteed investment contracts as well as U.S. Treasury and government agency securities, mortgage-backed securities, derivative instruments, and other debt securities including corporate bonds that are wrapped by a third party to provide benefit-responsive payments, if needed; (4) the Putnam OTC & Emerging Growth Fund (2,869 participant accounts), invested in a mutual fund consisting primarily of a portfolio of common stocks of small to medium-sized companies that have potential for capital appreciation greater than market averages; (5) the Putnam S&P 500 Index Fund (920 participant accounts), invested in a collective income trust that invests in the 500 stocks that make up the Standard & Poor's 500 Composite Index; (6) the Putnam Investors Fund (1,002 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of larger, well-established companies; (7) The George Putnam Fund of Boston (899 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks and bonds that seek to produce both capital growth and current income; and (8) the Putnam Global Growth Fund (800 participant accounts), invested in a mutual fund consisting primarily of a portfolio of U.S. and international common stocks.

Investment accounts for matched and unmatched contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 1% of contributions.

All nonparticipant-directed amounts represent Participating Company matching contributions. All matching contributions will be invested in the Stone & Webster Stock Fund and cannot be transferred out of the Stone & Webster Stock Fund. Purchases of common stock of the Company may be made by the Trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the trustee by the Company. It is the understanding of the Company that acquisitions of stock by the trustee for the Stone & Webster Stock Fund have been made in the open market and from another Company qualified plan, the Employee Stock Ownership Plan. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the trustee, to the date hereof. In the event that any common stock of the Company is obtained by the trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the common stock of the Company. The Stone & Webster Stock Fund comprises participant-directed and nonparticipant-directed amounts. Participant-directed amounts represent employee contributions.

Loans:

The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of loans is a minimum of one year, with a maximum of five years, or fifteen years if used to purchase a primary residence. The interest rate for loans is the prime rate, as recorded on the first day of the month by The Wall Street Journal, plus 1%. The loans are collateralized by the balance in the participant's account. The interest rate on loans was 9.5% during 1997.

Payment of Benefits:

Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the date that the recordkeeper receives the completed participant request for distribution. Benefit payments may be deferred by a participant to a date which is not later than the end of the year in which the participant attains age 70. Terminating employees may elect to receive a lump-sum payment or to receive payments in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. Withdrawals may be made as of any daily valuation date.

(2)  Summary of Significant Accounting Policies:

Method of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

Investments, exclusive of temporary investments and guaranteed investment contracts, are stated at fair value and are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates fair value as reported by the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Guaranteed investment contracts, which are fully benefit responsive, are valued at principal plus reinvested interest, at the contract rates, which approximates fair value. Participant loans are valued at cost which approximates fair value.

Security Transactions and Related Investment Income:

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are determined on an average-cost basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) in the Fair Value of Investments:

The Plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Contributions:

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made.

Payment of Benefits:

Payment of benefits and withdrawals are recorded when paid.

Expenses:

Expenses of the Plan, other than investment management fees which are being paid from the Plan assets, are borne by the Participating Companies.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, credit and, with respect to certain non-U.S. securities, currency and political risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(3)  Investments:

The following table presents Plan investments held at December 31, 1997 and 1996 that represent 5% or more of the net assets available for benefits:

                                                 December 31,       December 31,
Investments at Fair Value                            1997               1996
-------------------------                        ------------       ------------

Stone & Webster Stock Fund                          $69,619           $50,319

Putnam Voyager Fund                                  92,779                --

Putnam OTC & Emerging Growth Fund                    70,782            80,198

The Chase Manhattan Bank, N.A.
  UBS Temporary Investment Fund                          --            95,904

(4)  Guaranteed Investment Contracts:

The Assured Interest Fund was, and the Stable Value Fund is, administered so that the interest rate earned on all contributions and transfers is a blended rate, based on the weighted average of the different guaranteed investment contracts and government securities in the Funds. This blended rate varies depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Assured Interest Fund was 6.32% at December 31, 1996 and the average interest rate for the year ended December 31, 1996 was 6.44%. The blended interest rate in the Stable Value Fund was 6.74% at December 31, 1997 and the average interest rate for the year ended December 31, 1997 was 6.40%. Guaranteed investment contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party. Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan is exposed to credit risk in the event of nonperformance by the companies in which those investments are held. The Plan administrator does not anticipate nonperformance by any of the insurance companies. The Plan placed its guaranteed investment contracts with high-credit quality contracts issuers as measured by independent credit rating companies and, by policy, limits the amount of credit exposure to any one issuer.

(5)  Credit Risks

The Plan invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss.

The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Plan investments.

The Plan is subject to risk of loss to the extent of its holdings in these funds.

(6)  Other Receivables:

The other receivables balance at December 31, 1996 represents participant requests for distributions which were canceled prior to December 31, 1996. These amounts were returned to the Plan during the year ended December 31, 1997.

(7)  Party-In-Interest Transactions:

The Stone & Webster Stock Fund invests in common shares of Stone & Webster, Incorporated, the ultimate parent of the Participating Subsidiaries. As such, these transactions qualify as party-in-interest transactions. The Plan purchased common shares of Stone & Webster, Incorporated amounting to $11,180 and $3,231 during 1997 and 1996, respectively. The Plan sold common shares of Stone & Webster, Incorporated amounting to $22,435 and $7,995 during 1997 and 1996, respectively.

Plan investments include mutual funds and investment portfolios managed by Putnam Investments. Since the Plan's trustee and recordkeeper are entities owned and controlled by Putnam, transactions involving the funds and portfolios qualify as party-in-interest transactions. In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions.

(8)  Tax Status:

The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the IRC, meets the requirements of section 401(a) of the IRC and therefore is exempt from Federal income taxes under section 501(a) of the IRC.

The Plan obtained its latest determination letter on July 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9)  Reconciliation to Form 5500:

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

     Benefits paid to participants as stated in the financial
      statements                                                   $37,884

     Less:  Amounts allocated to withdrawing participants at
              December 31, 1996                                     (3,958)
                                                                   -------
     Distributions to participants per the Form 5500               $33,926
                                                                   =======

Amounts elected to be withdrawn by participants before the Plan's year end but which have not been distributed from the Plan by year end are required to be reported as a liability on Form 5500 but are not accrued in the Statement of Net Assets Available for Benefits. There were no benefits payable for Form 5500 purposes at December 31, 1997.

(10)  Termination and Extension of the Plan:

It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company (the "Board"). In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board of Directors of the Company. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.

(11)   Subsequent Event:

Effective April 21, 1998, the Board approved an amendment to the Plan document that will permit employee participants over 70 1/2 to defer distribution until termination of employment. New employees will be eligible to participate in the Plan on the first day of the month following their date of hire. In addition, the Board approved the additions of the Putnam Asset Allocation: Growth Portfolio, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation:
Conservative Portfolio, Putnam Growth and Income Fund II, Putnam Income Funds to the Plan.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

    Form 5500 - Line 27a - Schedule of Assets Held for Investment Purposes at
                                December 31, 1997

                                                                                                                Current
Identity of Issuer                            Description of Investment            Shares       Cost            Value
------------------------------------------    ---------------------------------    ---------    ------------    ------------
Stone & Webster, Incorporated**               Common Stock                         1,485,209    $ 42,010,658    $ 69,619,179
Shares of registered investment companies:
 Putnam Fiduciary Trust Company**             Putnam Voyager Fund                  4,809,717      79,192,691      92,779,448
 Putnam Fiduciary Trust Company**             Putnam OTC & Emerging Growth Fund    4,371,958      64,299,990      70,781,998
 Putnam Fiduciary Trust Company**             Putnam Investors Fund                1,156,353      12,884,935      13,037,244
 Putnam Fiduciary Trust Company**             The George Putnam Fund of Boston       862,411      15,482,738      15,571,115
 Putnam Fiduciary Trust Company**             The Putnam Global Growth Fund          542,986       6,453,948       5,484,163
                                                                                                ------------    ------------
                                                                                                 178,314,302     197,653,968
Shares of collective investment trusts:
 Putnam Fiduciary Trust Company**             Putnam S&P 500 Index Fund              437,083       8,980,508       9,864,962
Money market funds:
 The Boston Company                           Short-term Investment Fund                           6,076,788       6,076,788
 Putnam Fiduciary Trust Company**             Daily Liquidity Fund                    20,139          20,139          20,139
                                                                                                ------------    ------------
                                                                                                   6,096,927       6,096,927
Guaranteed investment contracts:
 Allstate Life Ins. Co.                       Maturity date 9/30/99                        -       7,309,151       7,309,151
 Allstate Life Ins. Co.                       Maturity date 6/29/01                        -       1,168,808       1,168,808
 Business Men's Assurance                     Maturity date 3/30/01                        -       3,291,996       3,291,996
 Continental Assurance Companies              Maturity date 5/15/01                        -       5,210,187       5,210,187
 John Hancock Mutual Life                     Maturity date 6/28/02                        -       3,518,000       3,518,000
 John Hancock Mutual Life                     Maturity date 9/17/01                        -       1,511,639       1,511,639
 Life of Virginia                             Maturity date 3/31/98                        -       3,157,191       3,157,191
 Metropolitan Life Insurance Co.              Maturity date 12/16/02                       -       3,052,517       3,052,517
 New York Life                                Maturity date 3/31/00                        -       4,410,800       4,410,800
 Northwestern National Life                   Maturity date 6/30/99                        -         985,595         985,595
 Pacific Mutual                               Maturity date 2/15/02                        -       4,063,604       4,063,604
 Peoples Security                             Maturity date 9/16/02                        -       5,101,812       5,101,812
 Principal Mutual Life Ins. Co.               Maturity date 6/29/01                        -       1,726,436       1,726,436
 Protective Life Insurance Co.                Maturity date 6/30/98                        -       2,224,872       2,224,872
 Protective Life Insurance Co.                Maturity date 12/28/00                       -       2,906,339       2,906,339
 Prudential Asset Mngmnt Co.                  Maturity date 3/31/98                        -       3,186,898       3,186,898
 Security Life of Denver                      Maturity date 9/16/02                        -       4,032,249       4,032,249
 SunAmerica Life Insurance Company            Maturity date 6/30/00                        -       5,790,922       5,790,922
 The Travelers                                Maturity date 9/29/00                        -       3,325,576       3,325,576
 Transamerica Occidental                      Maturity date 9/17/01                        -       3,041,065       3,041,065
 United of Omaha                              Maturity date 5/14/02                        -         752,176         752,176
                                                                                                ------------    ------------
                                                                                                  69,767,833      69,767,833
 Loans to participants (interest rates
  from 7% to 13%)**                                                                        -               -       5,670,194
                                                                                                ------------    ------------
                                                                                                $305,170,228    $358,673,063

** Party-in-interest to the Plan.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES
         Form 5500 - Line 27d - Schedule of Reportable Transactions for
                        the Year Ended December 31, 1997

        (All dollar amounts, except per share amounts, are in thousands.)

                      Description of Asset
                      (Including rate and                                     Expense                     Current
Identity of Party       maturity in case     Purchase   Selling   Lease    Incurred with     Cost of     Value of    Net Gain
Involved (Note 1)          of a Loan)          Price     Price    Rental    Transactions      Asset        Asset      (Loss)
-----------------     --------------------   --------   -------   ------   -------------     -------     --------    --------

Putnam Fiduciary      255 Transactions -     $15.134          -        -            -        $14,860     $14,860     $    -
Trust Company         Putnam OTC &
                      Emerging Growth
                      Fund

Putnam Fiduciary      305 Transactions -           -    $15.337        -            -        $30,453     $31,905     $1,452
Trust Company         Putnam OTC &
                      Emerging Growth
                      Fund

Putnam Fiduciary      253 Transactions -     $11.200          -        -            -        $18,425     $18,425     $    -
Trust Company         Putnam Investors
                      Fund

Putnam Fiduciary      191 Transactions -           -    $11.346        -            -        $ 5,540     $ 5,783     $  243
Trust Company         Putnam Investors
                      Fund

Putnam Fiduciary      261 Transactions -     $18.052          -        -            -        $18,263     $18,263     $    -
Trust Company         The George Putnam
                      Fund of Boston

Putnam Fiduciary      164 Transactions -           -    $18.185        -            -        $ 2,780     $ 2,847     $   67
Trust Company         The George Putnam
                      Fund of Boston

Putnam Fiduciary      271 Transactions -     $18.498          -        -            -        $20,463     $20,463     $    -
Trust Company         Putnam Voyager Fund

Putnam Fiduciary      314 Transactions -           -    $18.909        -            -        $25,653     $29,695     $4,042
Trust Company         Putnam Voyager Fund

Putnam Fiduciary      260 Transactions -     $20.709          -        -            -        $13,436     $13,436     $    -
Trust Company         Putnam S&P 500
                      Index Fund

Putnam Fiduciary      172 Transactions -           -    $21.048        -            -        $ 4,455     $ 4,751     $  296
Trust Company         Putnam S&P 500
                      Index Fund

Putnam Fiduciary      495 Transactions -     $ 1.000          -        -            -        $34,900     $34,900     $    -
Trust Company         Stone & Webster
                      Stable Value Fund

Putnam Fiduciary      368 Transactions -           -    $ 1.000        -            -        $41,448     $42,737     $1,289
Trust Company         Stone & Webster
                      Stable Value Fund

Notes:

1.   All orders  placed by Putnam  Fiduciary  Trust  Company  Trustee  under the
     Employee Investment Plan of Stone & Webster, Incorporated and Participating
     Subsidiaries are party-in-interest transactions.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

        Form 5500 - Line 27e - Schedule of Nonexempt Transactions for the
                          Year Ended December 31, 1997

                     (All dollar amounts are in thousands.)


                                    Purchase                            Expenses
Name              Affiliation       Price     Sales Price  Gain/(Loss)  Incurred
---------------   ----------------  --------  -----------  -----------  --------
Stone & Webster,  Ultimate Parent   $11,180   $22,435      $11,255      $     -
Incorporated      of Stone &
Common Stock      Webster,
                  Incorporated
                  Participating
                  Subsidiaries

                       CONSENT OF INDEPENDENT ACCOUNTANTS

                                    ________

We consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 333-19829) of our report dated June 10, 1998, on our audits of the financial statements and supplemental schedules of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.



                                    /s/  COOPERS & LYBRAND L.L.P.



Boston, Massachusetts
June 26, 1998

                          STONE & WEBSTER, INCORPORATED
                                245 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210


                                                             June 26, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                         Re: Annual Report on Form 11-K

Ladies and Gentlemen:

     On behalf of Stone & Webster, Incorporated, a Delaware corporation, we are filing herewith an Annual Report on Form 11-K, for the year ended December 31, 1997, Commission File Number 1-1228, relating to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries.

     If the Staff has any questions regarding this Form 11-K, please feel free to contact the undersigned at (617) 589-7473.


                                      Very truly yours,


                                      /S/  JOHN P. MCGANN
                                      John P. McGann
                                      Assistant Secretary